

Mail Stop 3561

February 23, 2009

Mr. Raffaele Attar
Acting Chairman and Chief Executive Officer
T.H. Lehman & Co., Incorporated
1155 Dairy Ashford Rd., Suite 650
Houston, Texas 77079

> **Re:** **T.H. Lehman & Co., Incorporated**
> **Form 10-K for Fiscal Year Ended March 31, 2008**
> **Filed June 27, 2008**
> **File No. 814-00018**

Dear Mr. Attar:

   We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended March 31, 2008

Item 8A. Controls and Procedures, page 6

Management's Annual Report on Internal Control Over Financial Reporting, page 6

1.   Your disclosures at page 6 indicate that management did not identify any deficiencies in its assessment of the effectiveness of internal control over financial reporting. Assuming you have conducted an evaluation of internal control over financial reporting, you have not disclosed your conclusion as required by Item 308T(a)(3) of Regulation S-K, which requires a statement as to whether or not internal control over financial reporting is effective. Please amend

your filing within 10 business days to provide management's conclusion as to the effectiveness of your internal control over financial reporting.

Further, please note that management must reach separate conclusions regarding the effectiveness of disclosure controls and procedures and the effectiveness of the Company's internal control over financial reporting, as required by Items 307 and 308T of Regulation S-K, respectively. These conclusions should be clearly and separately stated under headings such as 'Evaluation of Disclosure Controls and Procedures' and 'Management's Annual Report on Internal Control Over Financial Reporting', respectively. In your amended filing, please provide a conclusion on the effectiveness of disclosure controls and procedures.

Also, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report.

Finally, we note that you filed your Acting Chairman and Chief Executive Officer and Principal Financial Officer and Secretary certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications within your amendment to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K. Your certifications should include paragraphs 1, 2, 4 and 5 of Item 601(b)(31) upon amendment.

*   *   *   *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Dave Walz at (202) 551-3358 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters.

                              Sincerely,

                              Tia Jenkins
                              Senior Assistant Chief Accountant
                              Office of Beverages, Apparel and
                              Healthcare Services